Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

Yieldstreet Announces Financial Services Veteran John Siciliano as Chairman of the Yieldstreet Prism Fund Board
Siciliano will guide Yieldstreet's diversified fixed-income fund for retail investors*

NEW YORK, NY -- October 22, 2020 -- Yieldstreet, the digital wealth management platform, today announced that John Siciliano was appointed by the Board of Directors (the "Fund Board") of the Yieldstreet Prism Fund (the "Fund") as the Chairman of the Fund's Board. He will lead the team of highly regarded Wall Street executives and investors who have overseen the Fund since its launch in March this year. The Fund's investment adviser is YieldStreet Management, LLC, a wholly-owned subsidiary of Yieldstreet.

Siciliano joined the Fund Board in October 2019 prior to the Fund's launch. He helms the Fund Board with more than 40 years' experience in the financial services industry. Siciliano is currently the Chairman of advisory firm Avondale Strategies LLC. He is the former CEO of New York Life Asset Management and was Senior Managing Director and Global Strategy Leader in Asset Management at PwC. He is also an advisor to The Korn Ferry Chief Executive Institute, which guides CEOs and their successors on strategic leadership plans as well as to the University of Southern California Marshall School of Business.

The Fund allows retail investors to build a fixed-income portfolio spread across multiple asset classes with a single investment. The Fund Board oversees and monitors the Fund and guides the execution of the Fund, determining quarterly distributions, pricing, and other key decisions related to the Fund.

"John has one of the sharpest minds on Wall Street and we couldn't think of a better person to lead our Fund Board," said Michael Weisz, Founder and President of Yieldstreet. "When we sought a Chairman, we looked for someone whose judgment, wisdom, and oversight would benefit our investors."

Siciliano will lead fellow independent board directors James Jessee and William Riegel who are well-known stalwarts of the financial services industry. Mr. Jessee is the former President of Distribution for investment manager MFS, serving more than three decades at the firm. Mr. Riegel is the former Senior Managing Director and Chief Investment Officer of TIAA Asset Management. The three independent directors are joined on the Fund Board by Yieldstreet founders Michael Weisz and Milind Mehere.

Yieldstreet also provides individual offerings to accredited investors. Overall members have invested more than $1.1 billion on its platform since its founding in 2015. To date, Yieldstreet has returned more than $650 million in principal and interest payments to its investors.

"Yieldstreet and its executive team have an innovative vision for the future of wealth creation," said Siciliano. "I'm honored to be appointed Chairman of the Prism Fund Board, excited about Yieldstreet's value proposition for all investors, and I look forward to helping retail investors prudently gain exposure to diverse asset classes." *

The Financial Times named Yieldstreet the 12th-fastest-growing company in the U.S. on its America's Fastest Growing Companies list in 2020. Yieldstreet also made Inc.'s top-50 ranking of private companies by revenue growth for the second consecutive year. Most recently, CB Insights included Yieldstreet in its list of the 250 most promising fintech companies in 2020.

Find more information on the Fund Board independent directors linked below.

John C. Siciliano

Mr. Siciliano is Chairman of Avondale Strategies, LLC, an advisory firm and became an independent director of the Fund in October 2019. Previously, he served as Senior Managing Director and Global Strategy Leader, Asset and Wealth Management at PricewaterhouseCoopers, LLP from 2012 until 2019. From 2011 to 2012, Mr. Siciliano served as Chairman of Avondale Strategies advising companies in the financial services sector. From 2008 to 2010, Mr. Siciliano served as the Chief Executive Officer of the independent asset management firms owned by New York Life Investments.

William M. Riegel

Mr. Riegel Mr. Riegel was most recently Chief Investment Officer and Senior Managing Director of TIAA Asset Management, from June 2013 until April 2017, taking early retirement in April 2017. He became an independent director of the Fund in October 2019. In his capacity at TIAA Asset management, Mr. Riegel oversaw all the key investment functions of the $600 billion group including global equites, global fixed income, multi-asset lifecycle funds, alternatives, real estate and responsible investing. Mr. Riegel is now the Chair of the Rockefeller Family Fund ("RFF") Investment Committee which he initially joined eight years ago.

James A. Jessee

Mr. Jessee has been a director of Waddell & Reed (WDR- NYSE) since July 2019. He served as a member of the Management Committee of MFS Investment Management, an investment management company based in Boston, Massachusetts, from 2011 to 2018. Mr. Jessee became in independent director of the Fund in October 2019.

Earlier in his career, Mr. Jessee was President of MFS Fund Distributors, Inc. from October 2004 to December 2017 and Co-Head of Global Distribution from 2011 to 2017. Prior to that, he held various management positions with MFS from 1987 to 2004. Mr. Jessee also served on the board of the Investment Company Institute from 2014 to 2018.

About Yieldstreet

Yieldstreet is striving to change the way wealth is created for individual investors by opening up access to investments across a range of asset classes including Real Estate, Marine Finance, Art Finance, Legal Finance, Commercial loans, and Private Business Credit. More than $1.1 billion has been invested on Yieldstreet's platform since the company was founded in 2015.

Headquartered in New York City with offices in Brazil, Argentina and Greece, Yieldstreet is backed by funding from firms including Edison Partners, Greycroft, Soros and Raine Ventures. Join the movement at www.yieldstreet.com**.**

Yieldstreet Prism Fund

Investors should carefully consider the investment objectives, risks, charges, and expenses of the Yieldstreet Prism Fund (the "Fund") before investing. The [prospectus](#) for the Yieldstreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons residing or located in such states. No subscription for the sale of Fund shares will be accepted from any person residing or located in Nebraska or North Dakota.

* The Fund is a non-diversified closed-end fund for the purposes of the Investment Company Act of 1940, as amended ("40 Act"), and is therefore not a 40 Act "diversified" product.